EXHIBIT 99.1

Himax Technologies to Present at the Morgan Stanley Technology, Media & Telecom Conference

TAINAN, Taiwan, Feb. 11, 2011 (GLOBE NEWSWIRE) -- Himax Technologies, Inc.'s ("Himax" or the "Company") (Nasdaq:HIMX) announced today that Chief Executive Officer Jordan Wu will be presenting at the upcoming Morgan Stanley 2011 Technology, Media & Telecom Conference.

Morgan Stanley 2011 Technology, Media & Telecom Conference
Date:	Monday, February 28, 2011
Time:	4:30 pm PST
Place:	Palace Hotel, San Francisco

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, touch controller ICs, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS Image Sensors, Infinitely Color Technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Cheonan-si, Chungcheongnam-do, South Korea; and Irvine, California, USA.

Forward-Looking Statements:

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; our ability to retain and attract key personnel; the uncertainties associated with our Taiwan listing plan which is subject to change due to, among other things, changes in Taiwan or US authorities' policies and Taiwan regulatory authorities' acceptance of any listing application to be filed by the Company, and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2009 filed with SEC on dated June 3, 2010 as may be amended.

CONTACT:  Jessie Wang / Jessica Huang
          Investor Relations
          Himax Technologies, Inc.
          +886-2-2370-3999 Ext. 22618 / 22513
          jessie_wang@himax.com.tw
          jessica_huang@himax.com.tw

          In the U.S.
          Joseph Villalta
          The Ruth Group
          +1-646-536-7003
          jvillalta@theruthgroup.com